

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 24, 2018

Via E-Mail
Mr. Andrew J. Gregoire
Chief Financial Officer
Life Storage, Inc.
Life Storage LP
6467 Main Street
Williamsville, NY 14221

> **Re: Life Storage, Inc.**
> **Life Storage LP**
> **Form 10-K**
> **Filed February 27, 2018**
> **Form 8-K**
> **Filed May 2, 2018**
> **File No. 001-13820 and 000-24071**

Dear Mr. Gregoire:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 2, 2018

Exhibit 99.1

1. We note your presentation of net operating income. In future earnings releases, please include a reconciliation of net operating income to net income. Please refer to Item 10(e) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities